Exhibit 5.2

[Letterhead of Baker & McKenzie LLP]

November 14, 2008

Gymno Corporation
Redwood Mortgage Corp.
Redwood Mortgage Investors IX, LLC
900 Veterans Blvd., Suite 500
Redwood City, CA 94063

Re: Redwood Mortgage Investors IX, LLC

Ladies and Gentlemen:

We are acting as counsel for Redwood Mortgage Investors IX, LLC, a limited liability company formed under the Delaware Limited Liability Company Act (the "Company"), with respect to its Registration Statement on Form S-11, as may be amended (the "Registration Statement") and the prospectus (the "Prospectus") included therein, filed by you with the Securities and Exchange Commission in connection with the registration under the Securities Act of 1933, as amended, of up to 150,000,000 Units of Limited Liability Company Interests (the "Units") and up to 37,500,000 Units pursuant to the Company's distribution reinvestment plan. Unless otherwise stated herein, capitalized terms not otherwise defined shall have the meanings ascribed to them in the Prospectus.

You have requested our opinion as to certain questions arising under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), involved in the operation of the referenced Company. This opinion is based upon the provisions of ERISA, the applicable Department of Labor Regulations, the Internal Revenue Code of 1986, as amended (the "Code") and the applicable final or proposed Treasury Regulations promulgated thereunder (the "Regulations"), and current administrative rulings and judicial interpretations of the foregoing, all existing as of the date of this letter.

It must be emphasized, however, that all such authority is subject to modification at any time by legislative, judicial or administrative action and that any such modification could be applied on a retroactive basis. The Company will not request (and would not likely obtain) a ruling from the Department of Labor as to any matters related to ERISA and the herein described transactions. While the Company will receive this opinion, it is not binding upon the Department of Labor. Thus, there can be no assurance that the Department of Labor will not contest one or more of the conclusions reached herein, or one or more matters as to which no opinion is expressed herein, nor can there be any assurance that the Department of Labor will not prevail in any such contest. Further, even if the Department of Labor were not successful in any such contest, the Company, or the members in opposing the Department of Labor's position, could incur substantial legal, accounting and other expenses.

You have requested our opinion that (i) assets of the Company should not be considered "plan assets" within the meaning of U.S. Department of Labor ("DOL") regulation 29 CFR § 2510.3-101, as amended by ERISA Section 3(42) (the "Plan Assets Regulation"), that are subject to ERISA as the result of the purchase or holding of Units by an employee benefit plan subject to ERISA or any other "plan," as defined under Code Section 4975(e)(1) that is subject to Code Section 4975 (a "Plan"), and (ii) none of the transactions contemplated by the Limited Liability Company Operating Agreement of the Company (the "Operating Agreement"), should constitute nonexempt "prohibited transactions" within the meaning of Section 406 of ERISA or Section 4975 of the Code (hereinafter, all references to ERISA shall be deemed to include the analogous provisions of the Code).

In rendering the opinion expressed below, we have examined the following:

1. The Operating Agreement;
2. The Registration Statement;
3. The Prospectus;
4. The form of Subscription Agreement;
5. Information, representations and certificates that have been provided to
    us by the Managers; and
6. ERISA, the Code, regulations and advisory opinions issued by the
    DOL, and available case law.

We are relying without investigation on the information, representations and certificates that have been provided to us by the Managers. We express no assurance that this information and representations are accurate. Any material change in any fact, representation or assumption from those relied on herein may affect our opinion expressed herein.

I.   Whether the Underlying Assets of the Company Are ERISA Plan Assets.

A Plan's equity investment in an entity will cause the Plan's assets to include both the equity interest and an undivided interest in each of the underlying assets of the entity, unless (i) the entity is an operating company, (ii) equity participation in the entity by benefit plan investors is not significant, or (iii) the equity interest is either a "publicly-offered security" or a security issued by an investment company registered under the Investment Company Act of 1940. If, as a result of a Plan's equity investment in an entity the underlying assets of such entity are considered "plan assets" under ERISA, a subsequent transaction between the entity and a "party in interest" under ERISA or a "disqualified person" under the Code to the Plan could constitute a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code in the absence of an applicable exemption. "Disqualified persons" and "parties in interest" are hereinafter referred to as "parties in interest."

An "equity interest" means any interest in an entity other than an instrument that is treated as indebtedness under applicable local law. A profits interest in a partnership is considered an equity interest. 29 CFR 2510.3-101(b)(1). We are of the opinion that the Units in the Company would most likely be considered "equity interests" for purposes of the Plan Assets Regulation. For the reasons stated below, however, although the issue is not free from doubt given the absence of interpretive guidance or case law addressing the issue, we are of the opinion that the underlying assets of the Company should not constitute ERISA plan assets as a result of the investment by a Plan in any of the Units, because such Units meet the requirements in the Plan Assets Regulation for a "publicly offered security."

The Units will be considered a "publicly offered security" if they are: (A) "freely transferable," (B) part of a class of securities that is "widely held," and (C) part of a class of securities registered under Section 12(b) or 12(g) of the Securities Exchange Act of 1934 or sold pursuant to an effective registration statement under the Securities Act of 1933 and later registered under the Securities Exchange Act of 1934. 29 CFR 2510.3-101(b)(2).

(A)   "Freely Transferable."

The first requirement under the Plan Assets Regulation for the Units to be considered "publicly offered securities" is that the Units must be "freely transferable." The determination of whether the Units are "freely transferable" is a factual one. 29 CFR 2510.3-101(b)(4).

The Plan Assets Regulation provides that where the minimum required investment is $10,000 or less, the presence of certain restrictions governing the transferability of securities ordinarily will not, alone or in combination, affect a finding that such securities are freely transferable. The minimum required investment amount under the Operating Agreement is $2,000, which is below the $10,000 threshold established under the Plan Assets Regulation. The Prospectus and Sections 7.2, 7.3 and 7.4 of the Operating Agreement contain certain restrictions on transfer of Units. Such restrictions, however, in our opinion, should not prevent the Units from being considered "freely transferable" under the Plan Assets Regulation. For example:

1.   Under Sections 4.9 and 7.3(b)(iii) of the Operating Agreement and pursuant to the investor representations and warranties under the Subscription Agreement, the assignment or other transfer of Units is subject to compliance with the minimum investment and suitability standards imposed by the Operating Agreement, in compliance with federal and state securities laws, except in the case of a transfer by gift or inheritance or upon family dissolution or an intra-family transfer. In addition, Section 7.3(b)(i) of the Operating Agreement provides that an assignee of a Unit may not be substituted as a member if the Managers determine that such assignee is a minor or incompetent (unless a guardian, custodian or conservator has been appointed to handle the affairs of such person). We believe that both of these restrictions are permitted under the Plan Assets Regulation, which permits at 29 CFR 2510.3-101(b)(4)(ii) any restriction on transfer or assignment of a security to an ineligible or unsuitable investor, and by 29 CFR 2510.3-101(b)(4)(iii), which permits any restriction on transfer in compliance with securities or other laws.

2.   Sections 7.3(b) and 7.4 of the Operating Agreement prohibit transfers that may (i) jeopardize the continued ability of the Company to qualify as a "partnership" for federal income tax purposes, (ii) jeopardize the Company's existence or qualification as a limited liability company under the Delaware Limited Liability Company Act or the applicable laws of any other jurisdiction in which the Company is then conducting business, (iii) result in a termination of the Company's status as a partnership for federal or state income tax purposes, (iv) violate the restrictions on transfer imposed under the California Commissioner of Corporations Rule 260.141.11, or (v) result in the Company being classified as a "publicly traded partnership" within the meaning of Section 7704(b) of the Code or any regulations or rules promulgated thereunder. We believe that these restrictions are permitted under 29 CFR 2510.3-101(b)(4)(iii), which permits any restriction on, or prohibition against, any transfer or assignment which would either result in a termination or reclassification of an entity for federal or state tax purposes or which would violate any state or federal statute, regulation, court order, judicial decree, or rule of law.

3.   Section 7.3(e) of the Operating Agreement requires any assignee of a Unit to pay all reasonable expenses connected with such assignment, including but not limited to reasonable attorneys' fees associated with the transfer. We think this restriction is permissible under 29 CFR 2510.3-101(b)(4)(iv), which permits any requirement that reasonable transfer or administrative fees be paid in connection with a transfer or assignment.

4.   Section 7.3(d) of the Operating Agreement provides that any assignee of a Unit shall accept, adopt and approve in writing all of the terms and provisions of the Operating Agreement as the same may have been amended. In addition, Section 7.3(f) provides that the transfer of a Unit is not effective unless the Company has received, if required by the Managers, a legal opinion satisfactory to the Managers that the transfer of the Unit will not violate the registration provisions of the Securities Act of 1933, as amended, which opinion shall be furnished at the Member's expense. We think these restrictions are permitted by 29 CFR 2510.3-101(b)(4)(v), which permits any requirement that advance notice of a transfer or assignment of an interest be given to the entity and any requirement regarding execution of documentation evidencing such transfer or assignment (including documentation setting forth representations from either or both of the transferor or transferee as to compliance with any restriction or requirement permitted under 29 CFR 2510.3-101(b)(4)) or requiring compliance with the entity's governing instruments.

5.   Section 7.3(a) of the Operating Agreement provides that the assignor of a Unit shall designate any intention to transfer a Unit in a written instrument of assignment, which must be in a form and substance reasonably satisfactory to the Managers. Likewise, Section 7.3(c) of the Operating Agreement provides that the assignor and assignee of a Unit shall execute and acknowledge such instruments as the Managers may deem necessary to effectuate such substitution, including, but not limited to, a power of attorney. Finally, Section 4.9 of the Operating Agreement provides that admission to the Company shall be subject to the receipt of subscription funds, to fund a Loan or the Formation Loan, to create appropriate reserves, to pay organizational expenses or for other proper purposes, as described in the Prospectus. We believe that these restrictions on transfer are permitted under 29 CFR 2510.3-101(b)(4)(v), discussed above, and under 29 CFR 2510.3-101(b)(4)(vii), which permits any administrative procedure that establishes an effective date, or an event, such as the completion of the offering, prior to which a transfer or assignment will not be effective.

6.   The Prospectus contains transfer restrictions that are imposed by member firms of the Financial Industry Regulatory Authority, Inc. ("FINRA"), regarding suitability of the transferee of a Unit as to financial position and net worth under Section (b)(2) of Rule 2810 to the NASD Conduct Rules. We believe these restrictions are permitted under 29 CFR 2510.3-101(b)(4)(viii), which permits any limitation or restriction on transfer or assignment which is not created or imposed by the issuer or any person acting for or on behalf of such issuer.

(B) "Widely Held."

The second requirement under the Plan Assets Regulation for the Units to be considered "publicly offered securities" is that the Units must be "widely held." The Company Units are considered "widely held" for this purpose only if they are owned by 100 or more investors independent of the issuer and of one another. A class of securities will not fail to be considered "widely held" under the Plan Assets Regulation solely because subsequent to the initial offering, the number of independent investors falls below 100 as the result of events beyond the control of the issuer. 29 CFR 2510.3-101(b)(3). For purposes of rendering our opinion hereunder, we have relied on the statement of the Managers that the Units are "widely held" within the meaning of the Plan Assets Regulation.

(C) Registered under the Securities Exchange Act of 1934.

The third requirement under the Plan Assets Regulation for the Units to be considered "publicly offered securities" is that the Units must be part of a class of securities registered under Section 12(b) or 12(g) of the Securities Exchange Act of 1934 or sold pursuant to an effective registration statement under the Securities Act of 1933 and later registered under the Securities Exchange Act of 1934. 29 CFR 2510.3-101(b)(2). For purposes of rendering our opinion hereunder, we have relied on the statement of the Managers that the Units are part of a class of securities registered under Section 12(b) or 12(g) of the Securities Exchange Act of 1934.

Based on the foregoing, and subject to the qualifications set forth below, although the issue is not free from doubt given the absence of interpretive guidance or case law addressing the issue, it is our opinion that, under the law and regulations and the terms of the Operating Agreement in effect on the date of this letter, the Units should be considered "publicly offered securities" under the Plan Assets Regulation, and the underlying assets of the Company should not consist of "plan assets," as that term is defined in the Plan Assets Regulation, as the result of the purchase or holding of any Units by Plans.

II. Whether Transactions Contemplated under the Operating Agreement Constitute Prohibited Transactions.

If a transaction between the Company and a party were deemed to involve a direct or indirect transaction between any Plan investing in Units and a "party in interest", as defined in ERISA Section 3(14), or a "disqualified person", as defined in Code Section 4975, with respect to such Plan, the Operating Agreement would involve a prohibited transaction under ERISA or the Code. However, to the extent the Units qualify as "publicly offered securities" under 29 CFR 2510.3-101(b)(2), the underlying assets of the Company should not be deemed to be "plan assets" under ERISA and transactions between the Company and a Plan or between the Company and any third party should not be deemed to involve a direct or indirect prohibited transaction for purposes of the prohibited transaction rules of ERISA and the Code.

Accordingly, based on the foregoing, and subject to the qualifications set forth below, for as long as the Units qualify as "publicly offered securities" under the Plan Assets Regulation, it is our opinion that, under the law and regulations and the terms of the Operating Agreement in effect on the date of this letter, none of the transactions contemplated by the Operating Agreement should constitute a nonexempt prohibited transaction within the meaning of ERISA Section 406 or Code Section 4975 (including transactions prohibited between Plans and parties in interest under ERISA Section 406(a) or self-dealing fiduciary transactions prohibited under ERISA Section 406(b)) as the result of the purchase or holding of any Units by Plans.

The Prospectus provides that the Managers will not permit an investor to purchase Units with assets of any Plan as to which the Managers or any of their affiliates are fiduciaries. In rendering this opinion, we assume that no transaction will be entered into in violation of this restriction and that each fiduciary of a Plan investing in Units has acted and will act consistent with its fiduciary duties under ERISA.

We also assume for the purpose of rendering the opinion in this letter that no transaction contemplated under the Operating Agreement, including the decision by a fiduciary to a Plan to invest in the Company, is a part of an arrangement, agreement or understanding to engage in a transaction with or for the benefit of a party in interest or disqualified person to any Plan for the purpose of avoiding any restriction imposed by ERISA.

For purposes of rendering the opinion expressed above, we have with your permission assumed (i) the due formation, organization, valid existence, good standing and qualification to do business under applicable state laws of each of the parties to the various documents identified above (the "Transaction Documents"), (ii) that each of the parties thereto has the necessary corporate, limited liability company or partnership power and authority and has been duly authorized by all necessary action to execute and deliver such documents and to perform its or their obligations thereunder, (iii) that each of the Transaction Documents constitutes the valid and legally binding agreement of each of the parties thereto enforceable against each of them in accordance with its terms, and (iv) that any certificate or other document on which we have relied that was given or dated earlier than the date of this letter has continued to remain accurate, insofar as relevant to our opinion, from such earlier dates through and including the date of this letter.

This opinion is limited to a discussion of whether the Operating Agreement or the transactions contemplated thereunder should constitute non-exempt prohibited transactions under ERISA or Section 4975 of the Code and whether the Company should be deemed to hold "plan assets" for purposes of ERISA and the Code. This letter should not be construed to express any other opinion or to address any other issue arising under ERISA, the Code or any other law.

We undertake no obligation to update this opinion, or to ascertain after the date hereof whether circumstances occurring after such date may affect the conclusions set forth herein. We express no opinion as to matters governed by any laws other than ERISA, the Code, the Regulations, published regulations and advisory opinions of the DOL, and court decisions.

Pursuant to requirements related to practice before the Internal Revenue Service, any tax advice contained in this communication (including any attachments) is not intended to be used, and cannot be used, for the purposes of (i) avoiding penalties imposed under the United States Internal Revenue Code or (ii) promoting, marketing or recommending to another person any tax-related matter.

This opinion is furnished to you solely for use in connection with the Prospectus. We hereby consent to the filing of this opinion as an exhibit to the Company's filings with the Securities and Exchange Commission ("SEC") in connection with the offering of Units. We also consent to the reference to our firm name in the Prospectus under the caption "Legal Matters." In giving this consent, we do not admit that we come under the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the SEC thereunder, nor do we thereby admit that we are experts with respect to any part of the Registration Statement within the meaning of the term "experts" as used in the Securities Act of 1933 or the rules and regulations of the SEC promulgated thereunder.

Sincerely,

/s/ BAKER & MCKENZIE LLP

BAKER & MCKENZIE LLP